Interim Condensed Consolidated Financial Statements

September 30, 2024

(Expressed in U.S. dollars)
(unaudited)

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NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Gold Inc. as at and for the three and nine months ended September 30, 2024 have been prepared by management of Loncor Gold Inc. The auditors of Loncor Gold Inc. have not audited or reviewed these interim condensed consolidated financial statements.

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Loncor Gold Inc. Interim Condensed Consolidated Statements of Financial Position (Expressed in U.S. dollars - unaudited)

	Notes	September 30, 2024	December 31, 2023
		$	$
Assets
Current Assets
Cash and cash equivalents		1,088,241	639,680
Advances receivable and prepaid expenses	5	680,346	408,729
Due from related parties	6	719,613	532,598
Exploration and evaluation asset held for sale	7	10,000,000	10,000,000

Total Current Assets		12,488,200	11,581,007

Non-Current Assets
Property, plant and equipment	8	985,674	1,221,912
Exploration and evaluation assets	9	13,809,364	11,562,701

Total Non-Current Assets		14,795,038	12,784,613

Total Assets		27,283,238	24,365,620

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	763,066	366,946
Accrued liabilities		198,351	417,176
Due to related parties	6	-	3,824
Employee retention allowance	18	173,696	177,284
Lease obligation	15	83,575	79,989
Loans	12	-	150,202
Advances received on asset held for sale	7	6,000,000	1,500,000

Current Liabilities		7,218,688	2,695,421

Non-Current Liabilities
Lease obligation	15	38,669	102,683
Total Liabilities		7,257,357	2,798,104

Shareholders' Equity
Share capital	13	100,389,242	100,184,783
Reserves		12,849,105	12,511,661
Deficit		(93,212,466)	(91,128,928)
Total Shareholders' Equity		20,025,881	21,567,516
Total Liabilities and Shareholders' Equity		27,283,238	24,365,620

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	13b	154,614,174	153,144,174

Going concern (Note 2b)

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Loncor Gold Inc. Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (Expressed in U.S. dollars - unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
		$	$	$	$
Expenses
Consulting, management and professional fees		291,134	123,210	703,065	375,696
Employee benefits		240,754	229,808	697,197	646,177
Office and sundry		27,275	30,878	280,877	137,288
Share-based payments	14	106,226	20,621	227,345	20,621
Travel and promotion		44,674	45,992	177,793	233,875
Depreciation	8, 15	20,748	20,749	62,245	48,896
Interest and bank expenses		3,330	2,255	7,011	7,565
Interest on lease obligation	15	2,101	3,262	7,188	8,015
Writeoff of receivable		-	-	-	291,026
Foreign exchange loss		17,697	2,132	40,113	14,138
Loss before other items		(753,939)	(478,907)	(2,202,834)	(1,783,297)
Interest and other income	12	925	979	10,205	4,785
Gain on disposition of property, plant and equipment	8	109,091	-	109,091	-
Loss and comprehensive loss for period		(643,923)	(477,928)	(2,083,538)	(1,778,512)

Loss per share, basic and diluted	13d	(0.00)	(0.00)	(0.01)	(0.01)

Weighted average number of shares - basic and diluted	13d	154,614,174	153,144,174	154,028,152	150,893,057

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Loncor Gold Inc. Interim Condensed Consolidated Statements of Changes in Shareholders' Equity (Expressed in U.S. dollars - unaudited)

	Common shares
	Number of shares	Amount	Reserves	Deficit	Total shareholders' equity
Balance at December 31, 2022	147,744,174	$98,916,239	$12,137,446	$(69,861,983)	$41,191,702

Loss for the period	-	-	-	(1,778,512)	(1,778,512)
Common shares issued with warrants (Note 13b)	5,400,000	1,293,315	314,466	-	1,607,781
Issuance costs (Note 13b)	-	(24,771)	(6,024)	-	(30,795)
Share-based payments (Note 14)	-	-	58,980	-	58,980
Balance at September 30, 2023	153,144,174	$100,184,783	$12,504,868	$(71,640,495)	$41,049,156

Loss for the period	-	-	-	(19,488,433)	(19,488,433)
Common shares issued with warrants (Note 13b)	-	-	-	-	-
Issuance costs (Note 13b)	-	-	-	-	-
Share-based payments (Note 14)	-	-	6,793	-	6,793
Balance at December 31, 2023	153,144,174	$100,184,783	$12,511,661	$(91,128,928)	$21,567,516

Loss for the period	-	-	-	(2,083,538)	(2,083,538)
Option exercise (Note 13b)	1,470,000	288,296	(107,713)	-	180,583
Issuance costs of warrants (Note 13b)	-	(83,837)	83,837	-	-
Share-based payments (Note 14)	-	-	361,320	-	361,320
Balance at September 30, 2024	154,614,174	$100,389,242	$12,849,105	$(93,212,466)	$20,025,881

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Loncor Gold Inc. Interim Condensed Consolidated Statements of Cash Flows (Expressed in U.S. dollars - unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
		$	$	$	$
Cash flows from operating activities
Loss for the period		(643,923)	(477,928)	(2,083,538)	(1,778,512)
Adjustments to reconcile loss to net cash used in operating activities		-
Depreciation		20,748	20,749	62,245	48,896
Share-based payments	14	197,771	49,463	361,320	58,980
Accretion expense on government loan	12	-	236	-	703
Gain on disposition of assets		(109,090)	-	(109,090)	-
Interest on lease obligation	15	2,101	3,262	7,188	8,015
Changes in non-cash working capital
Advances receivable and prepaid expenses		(25,316)	64,839	(271,617)	(81,074)
Due to/from related parties		(105,900)	(26,825)	(190,839)	51,665
Employee retention allowance	18	2,391	(3,681)	(3,588)	305
Accounts payable		122,031	85,771	396,120	(31,106)
Accrued liabilities		(146,759)	96,225	(218,825)	(378,828)
Net cash used in operating activities		(685,946)	(187,889)	(2,050,624)	(2,100,956)

Cash flows from investing activities
Funds received from leasing agreement	9e	46,465	343,913	344,959	2,077,686
Funds received from asset held for sale	7	2,000,000	-	4,500,000	-
Disposition of capital assets	8	270,000	-	270,000	-
Acquisition of property, plant and equipment		(35,000)	-	(35,000)	-
Expenditures on exploration and evaluation assets	9	(1,031,600)	(352,670)	(2,476,053)	(1,371,475)
Net cash generated (used) by investing activities		1,249,865	(8,757)	2,603,906	706,211

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		-	-	180,583	1,576,986
Loans repaid	12	(187,444)	(70,580)	(217,688)	(188,904)
Principal repayment of lease obligation	15	(22,539)	(22,539)	(67,616)	(52,591)
Net cash (used) generated by financing activities		(209,983)	(93,119)	(104,721)	1,335,491

Net increase (decrease) in cash and cash equivalents during the period		353,936	(289,765)	448,561	(59,254)
Cash and cash equivalents, beginning of the period		734,305	412,686	639,680	182,175
Cash and cash equivalents, end of the period		1,088,241	122,921	1,088,241	122,921

The accompanying notes are an integral part of these condensed consolidated financial statements.

7 of 22

Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

1. Corporate Information

Loncor Gold Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2024 include the accounts of the Company and its (a) 90%-owned subsidiary in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL, (b) 84.68%-owned subsidiary in the Congo, Adumbi Mining S.A. ("Adumbi"), and (c)100%-owned subsidiary Kilo Isiro Atlantic Ltd (a British Virgin Islands company). Loncor Resources Congo SARL owns 100% of the shares of Devon Resources SARL (a Congo company) and 100% of the shares of Navarro Resources SARL (a Congo company). Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL (a Congo company).

In November 2023, Loncor Gold Inc. amalgamated with its wholly-owned Ontario subsidiary Loncor Kilo Inc. which owned directly 84.68% of the outstanding shares of Adumbi.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 4120 Yonge Street, Suite 304 Toronto, Ontario, M2P 2B8, Canada.

2. Basis of Preparation

a) Statement of compliance

These interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2024 have been prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements ("IAS 1"). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2023, which include information necessary to understand the Company's business and financial statement presentation.

b) Going Concern

The Company incurred a net loss of $643,923 and $2,083,538 for the respective three and nine months ended September 30, 2024 (three and nine months ended September 30, 2023 - $477,928 and $1,778,512 respectively) and as at September 30, 2024 had working capital of $5,269,512 (December 31, 2023 - working capital of $8,885,586).

The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In addition, if the Company raises additional funds by issuing equity securities, then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favourable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of other available business opportunities.

8 of 22

Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company's assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

c) Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These interim condensed consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

a) Basis of Consolidation

i. Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company's wholly-owned subsidiaries (see note 4).

ii. Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b) Use of Estimates and Judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates

c) New Accounting Standards Adopted

IAS 1 - Presentation of Financial Statements

On January 1, 2024, the Company adopted amendments to IAS 1 Presentation of Financial Statements which clarify that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments did not have an impact on the Company's interim condensed consolidated financial statements and the comparative period on the date of the adoption.

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Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

d) New Accounting Standards Not Yet Adopted

In April 2024, the IASB published a new standard IFRS 18 "Presentation and Disclosures in Financial Statements". The new standard is the result of the so called primary financial statements project, aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The effects of the adoption of IFRS 18 on the Company's financial statements have not yet been determined.

In May 2024, the IASB issued "Amendment to the Classification and Measurement of Finance Instruments (Amendments to IFRS 9 and IFRS 7)" to address matters identified during post-implementation review of the classification and measurements of IFRS 9 Financial Instruments. The amendments are effective from reporting periods beginning on or after January 1, 2026. The Company does not expect the adoption of this amendment to have a material impact on its financial statements.

4. Subsidiaries

The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	90%	Direct	Mineral Exploration
Devon Resources SARL	Democratic Republic of the Congo	90%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	90%	Indirect	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of	84.68%	Direct	Mineral
	the Congo			Exploration

KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Direct	Mineral Exploration
Isiro (Jersey) Limited	Jersey	100%	Indirect	Mineral Exploration
KGL Isiro SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration

5. Advances receivable and prepaid expenses

	September 30,	December 31,
	2024	2023

Supplier prepayments and deposits	550,719	273,477
Loan to KGL and accrued interest	67,465	65,896
Other receivables and employee advances	43,819	43,939
Harmonized Sales Tax receivable	18,343	25,417

	$680,346	$408,729

In connection with the September 2019 acquisition of Loncor Kilo Inc., the Company provided to KGL Resources Ltd. an unsecured loan in the principal amount of $47,970 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. As at September 30, 2024, the interest accrued on the loan was $19,495 (December 31, 2023 - $16,750).

Other receivables and employee advances of $43,819, are non-interest bearing, unsecured and due on demand (December 31, 2023 - $43,939).

As at September 30, 2024 the Company recorded $18,343 (December 31, 2023 - $25,417) of Harmonized Sales Tax receivable.

10 of 22

Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

6. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine months ended September 30, 2024 and September 30, 2023 was as follows:

	For the three months ended		For the nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Salaries and bonus	$203,819	$204,587	$659,831	$633,350
Compensation expense and share-based payments	$7,744	$25,227	$121,735	$34,403
	$211,563	$229,814	$781,567	$667,753

b) Other Related Party Transactions

As at September 30, 2024, an amount of $70,894 relating to advances provided was due from Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2023 - $3,824 due to Arnold Kondrat). Total amount paid to Mr. Kondrat for the three and nine months ended September 30, 2024 was $62,500 and $187,500 respectively (three and nine months ended September 30, 2023 - $62,500 and $187,500).

As at September 30, 2024, an amount of $307,024 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2023 - $247,462). During the year ended December 31, 2023 the Company forgave $291,026 of receivables owed by Gentor, previously recorded as common expenses.

As at September 30, 2024, an amount of $341,695 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2023 - $285,136).

In addition, an amount of $67,465 was due from KGL Resources Ltd. for an unsecured loan, bearing interest of 8% per annum and repayable on demand which is recorded in advance receivables and prepaid expenses (See note 5).

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

7. Exploration and Evaluation Asset Held for Sale

In December 2023, the Company entered into an agreement with a third party for the sale of Loncor's Makapela property within the Ngayu project for a sale price of $10,000,000 cash. As a result, the Ngayu project was reclassified to Exploration and Evaluation Asset Held for Sale as at December 31, 2023.

The Company received $4,500,000 of the said sale price in the nine months ending September 30, 2024 and $1,500,000 as an advance payment towards the sale during the year ended December 31, 2023. The balance of the sale price totaling $4,000,000 will be settled upon completion of various milestones as defined in the agreement. As a result of this transaction and the relinquishment of all the remaining Ngayu project properties, an impairment loss of $8,166,464 was recorded in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2023.

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

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Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2023	151,786	32,318	11,708	374,567	1,037,342	687,957	84,906	2,380,584
Additions	-	-	-	-	-	246,809	-	246,809
Disposals	-	-	-	-	-	(687,957)	-	(687,957)
Balance at December 31, 2023	151,786	32,318	11,708	374,567	1,037,342	246,809	84,906	1,939,436
Additions	-	-	35,000	-	-	-	-	35,000
Disposals				(217,617)	-	-	-	(217,617)
Balance at September 30, 2024	151,786	32,318	46,708	156,950	1,037,342	246,809	84,906	1,756,819

Accumulated Depreciation
Balance at January 1, 2023	151,786	29,969	11,708	41,316	263,022	687,957	84,906	1,270,664
Additions	-	1,086	-	16,975	48,198	68,558	-	134,817
Disposals	-	-	-	-	-	(687,957)	-	(687,957)
Balance at December 31, 2023	151,786	31,055	11,708	58,291	311,220	68,558	84,906	717,524
Additions	-	543	2,187	9,748	36,148	61,702	-	110,328
Disposals	-	-	-	(56,707)	-	-	-	(56,707)
Balance at September 30, 2024	151,786	31,598	13,895	11,332	347,368	130,260	84,906	771,145

Book Value
Balance at January 1, 2023	-	2,349	-	333,251	774,320	-	-	1,109,920
Balance at December 31, 2023	-	1,263	-	316,276	726,122	178,251	-	1,221,912
Balance at September 30, 2024	-	720	32,813	145,618	689,974	116,549	-	985,674

During the nine months ended September 30, 2024, depreciation in the amount of $48,083 (nine months ended September 30, 2023 - $48,896) was capitalized to exploration and evaluation assets. An amount of $56,707 of accumulated depreciation was reversed from exploration and evaluation as a result of a disposition of property, plant and equipment during the third quarter ended September 30, 2024.

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2023	$10,621,366	$17,898,367	$11,978,988	$40,498,721
Additions	-	268,097	1,777,113	2,045,210
Incidental revenues (Note 9e)	-	-	(2,193,400)	(2,193,400)
Impairment loss	(10,621,366)	(8,166,464)	-	(18,787,830)
Exploration and evaluation asset held for	-	(10,000,000)	-	(10,000,000)
sale (note 7)

Balance as at December 31, 2023	$-	$-	$11,562,701	$11,562,701
Additions	-	-	2,591,622	2,591,622
Incidental revenues (Note 9e)	-	-	(344,959)	(344,959)

Balance as at September 30, 2024	$-	$-	$13,809,364	$13,809,364

The Company's exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

12 of 22

Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

a. North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company's ability to carry out the desired exploration activities. The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted. The Company is not able to estimate the time when exploration activities would be resumed.

In December 2023, the Company conducted an impairment analysis whereby the carrying value of the North Kivu properties was fully written off by the amount of $10,621,366. Although the North Kivu permits are still under force majeure, among other relevant considerations under IFRS 6 Exploration and Evaluation of Mineral Resources, the significant delay and uncertainty relating to resumption of exploration and evaluation activities were the driving factors for the impairment recorded for the North Kivu project as at December 31, 2023.

b. Ngayu

The Ngayu project consisted of various exploration permits covering ground within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covered part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

For the year ended December 31, 2023, as a result of the sale of the Makapela property within the Ngayu project for $10,000,000 and the relinquishment of all the remaining Ngayu project properties, the Company recorded an impairment loss of $8,166,464 in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2023 (See Note 7).

c. Devon

The Devon properties consisted of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. The Company determined to not renew these exploration permits upon expiry in September 2023.

d. Navarro

The Navarro properties consisted of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo. The Company determined to not renew these six permits upon expiry in April 2023.

e. Adumbi

The Adumbi properties consist of one (1) mining license valid until 2039 and which cover an area of 122 square kilometers within the Ngayu Archaean Greenstone Belt in the Ituri and Haut Uele provinces in northeastern Congo. The mining license (Exploitation permit) is registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds an 84.68% interest and the minority partners hold 15.32% (including 10% free carried interest owned by the government of the Congo). See Note 4.

Under an agreement signed in April 2010 with the minority partners of Adumbi, the Company finances all activities of Adumbi, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

13 of 22

Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

The Company has a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permits Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River. As consideration for the award of the lease, Loncor was entitled to a $250,000 non-refundable fee and a further 25% of future revenues generated by Ding Sheng. In 2022, an amount of $750,000 was received which included the $250,000 non-refundable fee and an advance of $500,000 to be applied against future revenues from Ding Sheng. During the three and nine months ended September 30, 2024, under the lease agreement, Loncor's attributable revenues from production were $46,465 and $344,959 (three and nine months ended September 30, 2023 - $343,913 and $2,077,686 to which the $1,000,000 advance from prior year was applied).

f. Isiro

The Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure.

10. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of assets is as follows:

September 30, 2024

			Exploration and
	Property, plant and	Exploration and	evaluation Asset
	equipment	evaluation	Held for Sale -
Congo	$868,405	$13,809,364	$10,000,000
Canada	$117,269	-	-

	$985,674	$13,809,364	$10,000,000

December 31, 2023

	Property, plant and equipment	Exploration and evaluation	Exploration and evaluation Asset Held for Sale -
Congo	$1,042,395	$11,562,701	$10,000,000
Canada	$179,517	-	-

	$1,221,912	$11,562,701	$10,000,000

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Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

11. Accounts Payable

The following table summarizes the Company's accounts payable:

	September 30, 2024	December 31, 2023
Exploration and evaluation expenditures	$547,564	$124,803
Non-exploration and evaluation expenditures	$215,502	$242,143
Total Accounts Payable	$763,066	$366,946

12. Loans

In August 2022, the Company received a loan from Equity Banque Commerciale du Congo SA in the amount of $300,000 repayable on demand. As at September 30, 2024, the balance of the principal and interest was repaid (year ended December 31, 2023 - $119,958 was due to the bank). The loan was unsecured and had an interest rate of 18% per annum. During the three and nine months ended September 30, 2024, interest of $29,601 and $40,427, respectively, was accrued on the loan and was capitalized to exploration and evaluation assets (three and nine months ended September 30, 2023 - $13,159 and 27,059, respectively).

In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing and can be repaid at any time without penalty.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,206 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the period ended September 30, 2024, the CEBA LOC was repaid.

13. Share Capital

a) Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b) Issued share capital

The following table summarizes the Company's issued common shares:

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Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

	Number of shares	Amount $

Balance - January 1, 2023	147,744,174	98,916,239
April 4, 2023	400,000	97,074
April 5, 2023	1,535,000	366,151
April 14, 2023	95,000	24,387
May 5, 2023	3,370,000	805,703
costs of issuance	-	(24,771)

Balance - December 31, 2023	153,144,174	100,184,783
January 26, 2024	150,000	17,844
February 12, 2024	250,000	29,740
March 11, 2024	150,000	15,565
March 13, 2024	125,000	12,990
contributed surplus portion		47,076
May 1, 2024	250,000	32,706
June 20, 2024	125,000	16,425
June 24, 2024	345,000	45,451
June 28, 2024	75,000	9,862
cost of issuance		(83,836)
contrib surplus portion		60,636

Balance - September 30, 2024	154,614,174	100,389,242

In May 2023, the Company completed a non-brokered private placement financing of 5,400,000 units of the Company at a price of Cdn$0.40 per unit for gross proceeds of $1,607,781 (Cdn$2,160,000) and issuance costs of $24,771 (Cdn$33,279). Each such unit consisted of one common share of the Company and one common share purchase warrant of the Company, with each such warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.60 for a period of 24 months following the closing date of the issuance of the units.

During the period ended September 30, 2024, stock options to purchase 1,470,000 common shares of the Company were exercised for gross proceeds of $180,583 (Cdn$245,600) and stock options to purchase 300,000 common shares of the Company expired unexercised.

As of September 30, 2024, the Company had issued and outstanding 154,614,174 common shares (December 31, 2023 - 153,144,174).

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at September 30, 2024:

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Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

		Granted						Exercise		Remaining
Date of	Opening	during				Closing	Exercise Price	period		contractual life
Grant	Balance	period	Cancelled	Exercised	Expired	Balance	(Cdn $)	(months)	Expiry Date	(months)
2022-02-28	2,873,540	-	-	-	(2,873,540)	-	$0.75	24	2024-02-28	N/A
2022-06-08	350,000	-	-	-	-	350,000	$0.75	36	2025-06-10	8
2022-06-10	3,025,000	-	-	-	-	3,025,000	$0.75	36	2025-06-10	8
2023-04-04	400,000	-	-	-	-	400,000	$0.60	24	2025-04-04	6
2023-04-05	1,535,000	-	-	-	-	1,535,000	$0.60	24	2025-04-05	6
2023-04-14	95,000	-	-	-	-	95,000	$0.60	24	2025-04-14	7
2023-05-05	3,370,000	-	-	-	-	3,370,000	$0.60	24	2025-05-05	7
	11,648,540	-	-	-	(2,873,540)	8,775,000

As at September 30, 2024, the Company had 8,775,000 outstanding common share purchase warrants (December 31, 2023 - 11,648,540). During the period ended June 30, 2024 - 2,873,540 warrants expired unexercised.

During the nine months ended September 30, 2024, the Company extended for a twelve-month period 3,375,000 common share purchase warrants which were issued by the Company as part of a private placement of securities completed by the Company in June 2022. The black scholes value for the warrant extension was $83,836.

During the year ended December 31, 2023, the Company issued 5,400,000 common share purchase warrants in connection with the April and May 2023 private placement financings, with issuance costs of $6,024 (Cdn$8,093). No warrants expired unexercised.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 01.45% - 3.70%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 55.23% - 75.03%, which is based on the Company's historical stock prices

(iii) Expected life: 1-2 year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine months ended September 30, 2024 amounting to 154,614,174 and 154,028,152 (three and nine months ended September 30, 2023 - 153,144,174 and 150,893,057) common shares respectively. Stock options and warrants were considered anti-dilutive and therefore were excluded from the calculation of diluted loss per share.

14. Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date. As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019, January 14, 2020, March 15, 2021, September 3, 2021, September 29, 2021, March 14, 2022, June 14, 2022, May 29, 2023, July 7, 2023 and August 26, 2024, and certain stock options granted on September 15, 2020 and February 8, 2024 fully vest on the 4 month anniversary of the grant date, (b) 50% of the stock granted on April 15, 2022 vested on the grant date and the remaining 50% of such stock options vested on the 5 month anniversary of the grant date, (c) 150,000 of the stock options granted on February 8, 2024 vested on the 6 month anniversary date and another 150,000 of the stock options granted on February 8, 2024 vested on the 12 month anniversary of the grant date, (d) certain stock options granted on September 15, 2020 and all of the stock options granted October 1, 2021 vested on the grant date (e) the stock options granted on May 1, 2024 and August 23, 2024 fully vest on the 6 month anniversary of the grant date, and (f) 25% of the stock options granted on April 4, 2024 vested on the grant date and 25% of such stock options vest on each of August 1, 2024, December 1, 2024 and April 1, 2025.

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Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

 The following tables summarize information about stock options:

For the year ended December 31, 2023
			During the year			Weighted
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Expired	Closing Balance	average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.70	10,831,000	550,000	-	(25,000)	11,356,000	2.04	11,356,000	-
Weighted Average
Exercise Price	0.59	0.50		0.70	0.58		0.53

For the period ended September 30, 2024
			During the period			Weighted
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Expired	Closing Balance	average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.70	11,356,000	5,150,000	(1,470,000)	(300,000)	14,736,000	2.46	11,523,500	3,212,500
Weighted Average
Exercise Price	0.58	0.39	0.17	0.14	0.60		0.56

During the three and nine months ended September 30, 2024, the Company recognized in the statement of loss and comprehensive loss as share-based payments expense $106,226 and $227,345 respectively (three and nine months ended September 30, 2023 - $20,621, respectively) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan.

During the three and nine months ended September 30, 2024, the Company recognized $91,446 and $118,178 representing the vesting of fair value at the date of grant of stock options previously granted to consultants, which was recorded under consulting, management and professional fees in the consolidated statements of loss and comprehensive loss (three and nine months ended September 30, 2023 - $28,842 and $38,359 respectively). In addition, an amount of $15,798 for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 - $nil, respectively) related to stock options issued to employees of the Company's subsidiary in the Congo was capitalized to exploration and evaluation asset.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 4.45%, which is based on the Bank of Canada benchmark bonds yield 2 to 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 55.11% - 101.24%, which is based on the Company's historical stock prices

(iii) Expected life: 0.5 - 5 years

(iv) Expected dividends: $Nil

15. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly basic rent obligation of approximately $4,079 (Cdn $5,525) starting March 1, 2023 for a 3 year term.

On March 1, 2023, the Company recognized a right-of-use asset and a lease liability of $246,809 (Cdn $335,068) for its office lease agreement. The right-of-use asset is being amortized on a straight-line basis over the lease term. The lease payments are discounted using an interest rate of 5.89%, which is the Company's incremental borrowing rate. As at September 30, 2024, the undiscounted cash flows for this office lease agreement to February 28, 2026 were $122,244.

18 of 22

Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

Changes in the lease obligation for the nine months ended September 30, 2024 and year ended December 31, 2023 were as follows:

	September 30, 2024	December 31, 2023
Balance - beginning of the period	$182,672	$246,809
Liability settled	$(67,617)	$(75,130)
Interest expense	$7,188	$10,993
Balance - end of the period	$122,244	$182,672

Current portion	$83,575	$79,989
Long-term portion	$38,669	$102,683
Total lease obligation	$122,244	$182,672

The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the three and nine months ended September 30, 2024, the lease expense in the amount of $5,100 and $15,300 respectively (three and nine months ended September 30, 2023 - $5,100 and $15,300, respectively) in relation to the Congo office, was capitalized to exploration and evaluation assets.

16. Financial risk management objectives and policies

a) Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, amounts due to/from related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

• Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

• Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

b) Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c) Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

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Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2024 and December 31, 2023. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at September 30, 2024 and December 2023.

	September 30, 2024	December 31, 2023
	Canadian dollar	Canadian dollar
Cash and cash equivalents	(3,333)	52,044
Advances receivable and prepaids	571,578	420,120
Accounts payable and accrued liabilities	(551,559)	(653,175)
Due from related parties	968,764	707,202
Employee retention allowance	(234,471)	(234,471)
Loans	-	(40,000)
Total foreign currency financial assets and liabilities	750,978	251,720

Foreign exchange closing rate	0.7408	0.7561

Total foreign currency financial assets and liabilities in US $	556,325	190,328
Impact of a 10% strengthening of the US $ on net loss	55,632	19,033

d) Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable and prepaid expenses. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable and prepaid expenses is, in management opinion, normal given ongoing relationships with those debtors.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company's gross credit exposure at September 30, 2024 and December 31, 2023 was as follows:

	September 30,	December 31,
	2024	2023
Cash and cash equivalents	$1,088,241	$639,680
Advances receivable and prepaid expenses	$680,346	$408,729
	$1,768,587	$1,048,409

e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $763,066, accrued liabilities of $198,351, employee retention allowance of $173,696 and lease obligation of $83,575 are due within one year.

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Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

f) Mineral Property Risk

The Company's operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment in or loss of part or all of the Company's assets.

g) Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company's policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors' confidence required to sustain future development of the business.

	September 30,	December 31,
	2024	2023
Share capital	$100,389,242	$100,184,783
Reserves	$12,849,105	$12,511,661
Deficit	$(93,212,466)	$(91,128,928)
	$20,025,881	$21,567,516

The Company's capital management objectives, policies and processes have remained unchanged during the nine months ended September 30, 2024 and year ended December 31, 2023.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange ("TSX") which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

17. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the three months ended		For the nine months ended
	Note	September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023
Depreciation included in exploration and evaluation assets	9	$15,497	$16,294	$48,083	$32,587
Fees paid by common shares, stock options or warrants	13	$91,536	$9,517	$118,178	$9,517

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Loncor Gold Inc.

Notes to The Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024
(Expressed in U.S. dollars, except for per share amounts - unaudited)

18. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the nine months ended September 30, 2024.

Balance at January 1, 2023	173,110
Foreign exchange adjustment	4,174
Balance at December 31, 2023	177,284
Foreign exchange adjustment	(3,588)
Balance at September 30, 2024	173,696

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